SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29198; File No. 812-13727]

Pioneer Bond Fund, et al.; Notice of Application

March 31, 2010

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from rule 12d1-2(a) under the Act.

Summary of Application: Applicants request an order to permit registered open-end investment

companies relying on rule 12d1-2 under the Act to invest in certain financial instruments.

Applicants: Pioneer Bond Fund, Pioneer High Yield Fund, Pioneer Ibbotson Asset Allocation

Series, Pioneer Series Trust VI, Pioneer Series Trust VII, Pioneer Short Term Income Fund,

Pioneer Strategic Income Fund, Pioneer Variable Contracts Trust (together, the "Trusts") and

Pioneer Investment Management, Inc. (the "Adviser").

Filing Dates: The application was filed on December 10, 2009 and amended on March 26, 2010.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on April 26, 2010 and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090; Applicants, c/o Dorothy E. Bourassa, Esq., Pioneer Investment

Management, Inc., 60 State Street, Boston, Massachusetts 02109-1820.

For Further Information Contact: Jill Ehrlich, Attorney Adviser, at (202) 551-6819, or Mary

Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of

Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's Web site by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by

calling (202) 551-8090.

Applicants' Representations:

1.   The Trusts are organized as Delaware statutory trusts and are registered under the

Act as open-end management investment companies. The Adviser, a Delaware corporation, is a

direct, wholly-owned subsidiary of Pioneer Investment Management USA Inc. and is an indirect,

wholly-owned subsidiary of Pioneer Global Asset Management S.p.A. and its parent UniCredit

S.p.A. The Adviser is registered as an investment adviser under the Investment Advisers Act of

1940. The Adviser serves as the investment adviser to each Applicant Fund (as defined below).

2.   Applicants request an exemption from rule 12d1-2(a) under the Act to the extent

necessary to permit any existing or future series of the Trusts and any other registered open-end

investment company advised by the Adviser or any person controlling, controlled by or under

common control with the Adviser that operates, or is permitted to operate, as a "fund of funds"

(the "Applicant Funds") and invests, or is permitted to invest, in other registered investment

companies in reliance on section 12(d)(1)(G) of the Act, and is also eligible to invest in securities

(as defined in section 2(a)(36) of the Act) in reliance on rule 12d1-2 under the Act, to also invest,

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to the extent consistent with its investment objectives, policies, strategies and limitations, in

financial instruments that may not be securities within the meaning of section 2(a)(36) of the Act

("Other Investments").[1]

3.   Consistent with its fiduciary obligations under the Act, each Applicant Fund's

board of trustees will review the advisory fees charged by the Applicant Fund's investment

adviser to ensure that they are based on services provided that are in addition to, rather than

duplicative of, services provided pursuant to the advisory agreement of any investment company

in which the Applicant Fund may invest.

Applicants' Legal Analysis:

1.   Section 12(d)(1)(A) of the Act provides that no registered investment company

("acquiring company") may acquire securities of another investment company ("acquired

company") if such securities represent more than 3% of the acquired company's outstanding

voting stock or more than 5% of the acquiring company's total assets, or if such securities,

together with the securities of other investment companies, represent more than 10% of the

acquiring company's total assets. Section 12(d)(1)(B) of the Act provides that no registered

open-end investment company may sell its securities to another investment company if the sale

will cause the acquiring company to own more than 3% of the acquired company's voting stock,

or cause more than 10% of the acquired company's voting stock to be owned by investment

companies.

2.   Section 12(d)(1)(G) of the Act provides that section 12(d)(1) will not apply to

securities of an acquired company purchased by an acquiring company if: (i) the acquiring

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[1]   Every existing entity that currently intends to rely on the requested order is named as an applicant. Any existing or future entity that relies on the order in the future will do so only in accordance with the terms and conditions in the application.

company and acquired company are part of the same group of investment companies; (ii) the acquiring company holds only securities of acquired companies that are part of the same group of investment companies, government securities, and short-term paper; (iii) the aggregate sales loads and distribution-related fees of the acquiring company and the acquired company are not excessive under rules adopted pursuant to section 22(b) or section 22(c) of the Act by a securities association registered under section 15A of the Securities Exchange Act of 1934 or by the Commission; and (iv) the acquired company has a policy that prohibits it from acquiring securities of registered open-end management investment companies or registered unit investment trusts in reliance on section 12(d)(1)(F) or 12(d)(1)(G) of the Act.

3.   Rule 12d1-2 under the Act permits a registered open-end investment company or a registered unit investment trust that relies on section 12(d)(1)(G) of the Act to acquire, in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper: (1) securities issued by an investment company that is not in the same group of investment companies, when the acquisition is in reliance on section 12(d)(1)(A) or 12(d)(1)(F) of the Act; (2) securities (other than securities issued by an investment company); and (3) securities issued by a money market fund, when the investment is in reliance on rule 12d1-1 under the Act. For the purposes of rule 12d1-2, "securities" means any security as defined in section 2(a)(36) of the Act.

4.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction from any provision of the Act, or from any rule under the Act, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

5.   Applicants state that the proposed arrangement would comply with the provisions of rule 12d1-2 under the Act, but for the fact that the Applicant Funds may invest a portion of their assets in Other Investments. Applicants request an order under section 6(c) of the Act for an exemption from rule 12d1-2(a) to allow the Applicant Funds to invest in Other Investments. Applicants assert that permitting the Applicant Funds to invest in Other Investments as described in the application would not raise any of the concerns that the requirements of section 12(d)(1) were designed to address.

<u>Applicants' Condition</u>:

Applicants agree that the order granting the requested relief will be subject to the following condition:

Applicants will comply with all provisions of rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Applicant Fund from investing in Other Investments as described in the application.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary